Via Edgar and E-Mail

November 27, 2012

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Attn:	Jonathan Wiggins
Staff Accountant

Re:	The Hackett Group, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 30, 2011
Filed February 24, 2012
File No. 333-48123

Dear Mr. Wiggins:

We are pleased to respond to the comments included in your letter dated November 21, 2012, regarding our most recently filed Annual Report on Form 10-K, as indicated above. For your convenience, your comment is repeated below in bold, followed by our response.

Report of Independent Registered Certified Public Accounting Firm, page 27

1. We note that the reports of your independent registered public accounting firm on pages 27 and 52 are not signed by the accounting firm in accordance with Rule 2-02 of Regulation S-X. Please amend your filing to include audit reports that include a conforming signature of the independent registered public accounting firm.

Response

We acknowledge that the reports of our independent registered public accounting firm, included in our most recently filed Annual Report on Form 10-K, did not include the conformed signatures in accordance with Rule 2-02 of Regulation S-X. In addition, we noticed Exhibit 23.1, Consent of BDO USA, LLP, did not include the conformed signature. Please refer to our filing on Form 10-K/A, Amendment No. 1, filed on November 27, 2012, which includes the conforming signatures of our independent registered public accounting firm.

As part of our Form 10-K/A, Amendment No. 1, we have included the required Certifications of our Chief Executive Officer and Chief Financial Officer. The Amendment includes an explanatory note on the revisions discussed above.

In connection with our responses to the Staff’s comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the above response, please do not hesitate to contact me at 786-497-7820.

Very truly yours,

/s/ Robert A. Ramirez

Robert A. Ramirez Executive Vice President, Finance and Chief Financial Officer
The Hackett Group, Inc.